Startech Environmental Corporation
                            88 Danbury Road, Suite 2A
                         Wilton, Connecticut 06897-2525
                               Tel: (203) 762-2499
                               Fax: (203) 761-0839


                                 March 11, 2008


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  Startech Environmental Corporation
               Amendment No. 1 to Registration Statement on Form S-1 Filed October 31, 2007
               File No. 333-145903

Dear Ms. Hardy:

     On behalf of Startech Environmental Corporation ("we" or the "Company"), we respond as follows to the Staff's comment letter dated November 20, 2007 relating to the above-captioned amended registration statement on Form S-1. Captions and page references herein correspond to those set forth in the amended registration statement (the "prospectus"), unless otherwise specified. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Executive Compensation, page 53
-------------------------------

     1. We note your response to comment 1 of our letter dated September 21, 2007. Please revise to provide executive compensation disclosure for your fiscal year ended October 31, 2007. Please note that your executive compensation disclosure must comply in all regards with the disclosure rules promulgated in Securities Act Release No. 8732A, including disclosure of the revised option tables on page 59 and inclusion of a compensation discussion and analysis section.

     The revised prospectus contains updated executive and director compensation disclosure for the fiscal year ended October 31, 2007 in accordance with the new rules and new tables required by Item 402 of Regulation S-K.

Ms. Jennifer Hardy
March 11, 2008
Page 2


Selling Securityholders, page 62
--------------------------------

     2. Please revise your selling securityholder table to reflect the number of shares you are registering for resale.

     The number of shares of our common stock that we are registering for resale on this registration statement is 4,806,391, as indicated on the cover page of the prospectus. We have added footnote 1 (on page 73 of the revised prospectus) to the selling securityholders table to reflect the fact that the number of shares listed in the column under the heading "Number of Shares of Our Common Stock Offered Pursuant to Registration Statement" in the aggregate, is more than the aggregate number of shares being registered in this registration statement because of shared beneficial ownership of certain shares of common stock owned by the selling securityholders as described in footnotes 2, 3, 4, 5 and 6 to such table.

     If you have any questions, please do not hesitate to contact Joshua Davis of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-7787, or me at the above telephone and facsimile numbers.


                                             Very truly yours,

                                             Startech Environmental Corporation

                                             By:    /s/ Peter J. Scanlon
                                                    --------------------
                                             Name:  Peter J. Scanlon
                                             Title: Chief Financial Officer

cc:  Joshua Davis, Esq.
     David J. Levine, Esq.
     Scott S. Rosenblum, Esq.